

Mail Stop: 3561

August 1, 2017

Via E-Mail
Grant Isaac
Chief Financial Officer
Cameco Corporation
2121 – 11th Street West,
Saskatoon, Saskatchewan,
Canada, S7M 1J3

Re: Cameco Corporation
Form 40-F for the Fiscal Year Ended December 31, 2016
Filed March 23, 2017
Response letter dated July 21, 2017
File No. 001-14228

Dear Mr. Isaac:

We have reviewed your July 21, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2017 letter.

Form 40-F for the Year Ended December 31, 2016

Exhibit 99.2 – Consolidated Audited Financial Statements

20. Income taxes, page 35

1.   We note your response to comment 3 and see that you have listed the evidence you considered in making the determination that your deferred tax assets in Canada will be realized. Please expand your footnote disclosure to discuss the nature of the evidence that supports your conclusion to recognize your deferred tax assets to comply with paragraph 82 of IAS 12.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining